GLOBAL PARTNERS LP

P.O. Box 9161

800 South Street

Waltham, Massachusetts 02454-9161

(781) 894-8800

April 5, 2007

VIA EDGAR & FACSIMILE TO (202) 772-9369

Mr. Jason Wynn

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:                               Global Partners LP
Global Finance Corp.
Global Operating LLC
Global Companies LLC
Glen Hes Corp.
Glen Montello Group Corp.
Chelsea Sandwich LLC
Acceleration Request for Registration Statement on Form S-3

File Nos. 333-140525, 333-140525-06, 333-140525-05, 333-140525-04,
333-140525-01, 333-140525-03 and 333-140525-02

Dear Mr. Wynn:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 originally filed by Global Partners LP, Global Finance Corp., Global Operating LLC, Global Companies LLC, Glen Hes Corp., Glen Montello Group Corp. and Chelsea Sandwich LLC (the “Registrants”) on February 8, 2007, as amended, to become effective at 1:00 p.m. Eastern Daylight Time, Monday, April 9, 2007 or as soon as reasonably practicable thereafter.

In connection with this acceleration request, the Registrants hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL PARTNERS LP

By:	GLOBAL GP LLC
its General Partner

	By:	/s/ Thomas J. Hollister
Thomas J. Hollister
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer

GLOBAL OPERATING LLC

By:	GLOBAL PARTNERS LP

	By:	GLOBAL GP LLC
its General Partner

		By:	/s/ THOMAS J. HOLLISTER
Thomas J. Hollister
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer

GLOBAL COMPANIES LLC
CHELSEA SANDWICH LLC

By:	GLOBAL OPERATING LLC

	By:	GLOBAL PARTNERS LP

		By:	GLOBAL GP LLC
its General Partner

		By:	/s/ thomas j. hollister
Thomas J. Hollister
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer

GLP FINANCE CORP.
GLOBAL MONTELLO GROUP CORP.
GLEN HES CORP.

By:	/s/ THOMAS J. HOLLISTER
Thomas J. Hollister
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer